Exhibit 99.4

NICE Systems and CloudScann Provide a New Perspective for
Security Organizations with Mobile App Solution

NICE and CloudScann partner on integrated mobile app, initially deployed at NJ
TRANSIT, that vastly extends situational awareness and expedites critical response

Paramus, New Jersey and Baldwin, New York – December 10, 2014 – Video cameras help maintain safety and security, but a new partnership is providing a new perspective on the ground for security organizations. NICE Systems (NASDAQ: NICE) and CloudScann have announced an integrated mobile application solution, turning smartphones into reporting tools to document incidents as they happen and allowing officials to act faster to resolve them.

The integrated solution combines NICE’s situation management solution, Situator, with CloudScann’s hosted See It Send It mobile app. By using the app on their smartphones, field personnel can report incidents, including sending video and photos, to a centralized command center through NICE Situator. Communication is bi-directional, so Situator can also push incident alerts, task lists, and links to live video feeds to the mobile app. This will extend the real-time awareness of safety, security, and operational issues for the largest statewide public transportation system in the U.S.

Situator pinpoints the GPS location of the sender’s phone as the incident location, and can then pull up video feeds from nearby surveillance cameras. The command center operator immediately sees who’s sending the alert, where it originated, what’s happening, and what actions to take. The app is also equipped with a panic button.

NJ TRANSIT has already deployed the solution at a major event, and plans to extend the use of the app for daily use among its maintenance, customer service, and transit police personnel. For example, maintenance staff will be able to view assigned work orders, their location and related video, and report back to the control room when the job is complete.

Chris Wooten, Executive Vice President, NICE Security Group
“By extending these capabilities to field personnel for daily use and to transit employees for large events, organizations will gain unprecedented situational awareness to help ensure the highest levels of security, safety, operational efficiency, and customer service for passengers. We believe it’s a model in mobile technology innovation that other transit agencies will surely want to emulate.”

Dan Kerning, CEO, CloudScann
“The CloudScann See It Send It app and NICE Situator technologies are truly complementary. The combination of the two promises significant benefits, not only for transit but for other organizations that want to improve their situational awareness, communication, and collaboration.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NJ TRANSIT
NJ TRANSIT is the nation's largest statewide public transportation system providing more than 915,900 weekday trips on 262 bus routes, three light rail lines, 12 commuter rail lines and through Access Link paratransit service. It is the third largest transit system in the country with 165 rail stations, 62 light rail stations and more than 19,000 bus stops linking major points in New Jersey, New York and Philadelphia.

About CloudScann
CloudScann has developed the next generation platform for mobile security solutions. This takes the public service "See Something, Say Something" campaign, and advances the concept to the See it Send it application using mobile devices. The Mobile platform enables you to extend your existing Video Infrastructure using your Associates (employees) and/or customers Mobile Devices in the field to expand your "eyes & ears". This empowers those mobile assets with the ability to upload video or pictures of any relevant activities to your Security Operations Center in Real Time and with Geo-Referencing capabilities to determine the exact location of the incident. The See it Send platform can be easily modified and customized for specific applications. Currently it seamlessly integrates into the NICE Situator PSIM, leveraging CloudScann’s Cloud Infrastructure for enhanced data capture, storage, processing and distribution. http://www.cloudscann.com/

Contact Information
Bernie Cesareo, VP of Business Development, +1-646-546-5372, +1-330-590-0789, bcesareo@cloudscann.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.